                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1996

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to ____________________

Commission file number 1-9513







                    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)










                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)




                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY





           FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995
                      TOGETHER WITH AUDITORS' REPORT

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan of Consumers Energy Company:

We have audited the accompanying statements of financial position of the EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the changes in members' equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of financial position and the statement of changes in members' equity is presented for purposes of additional analysis rather than to present the statement of financial position and statement of changes in members' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
May 28, 1997.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                            INDEX TO FINANCIAL
                         STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 1996 AND 1995

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
              DECEMBER 31, 1996

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1996

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                             (Continued on Following Page)


                                                            For the Year Ended December 31, 1996
                                               Total             Fund A             Fund B              Fund C
MEMBERS'EQUITY-
  BEGINNING OF PERIOD                      $392,990,758       $ 97,817,526      $100,622,058        $157,707,920
                                           ------------       ------------      ------------        ------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                 34,758,408         10,122,157        16,170,021           2,518,449
  Employers' contributions
    (Note 1)                                 17,070,684                  -                 -          17,070,684
  Reallocation of Members'
    contributions (Note 1)                            -         (2,320,711)         (563,626)         (9,658,589)
  Interfund transfers                                 -         (1,498,849)         (254,103)         (1,942,153)
                                           ------------       ------------      ------------        ------------
                                             51,829,092          6,302,597        15,352,292           7,988,391
                                           ------------       ------------      ------------        ------------
  Investment income                          14,306,964          6,249,786         2,699,058           5,346,122
  Interest income                             1,464,552                  -                 -                   -
  Income from short-term
    investments                                 649,794            359,066           113,244              37,599
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                 17,273,666            (67,895)       14,303,154           1,679,666
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                  23,818,783                527         4,009,484          18,199,135
                                           ------------       ------------      ------------        ------------
                                             57,513,759          6,541,484        21,124,940          25,262,522
                                           ------------       ------------      ------------        ------------
  Distribution to Members                   (23,304,501)        (7,499,954)       (6,225,168)         (8,261,479)
                                           ------------       ------------      ------------        ------------
  Net change during period                   86,038,350          5,344,127        30,252,064          24,989,434
                                           ------------       ------------      ------------        ------------
MEMBERS' EQUITY -
  END OF PERIOD                            $479,029,108       $103,161,653      $130,874,122        $182,697,354
                                           ============       ============      ============        ============
  Number of units                                                8,709,667         6,438,786          27,428,329
                                                              ============      ============        ============
  Value per unit                                                  $11.8445          $20.3259             $6.6609
                                                              ============      ============        ============


                           The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF

                                               CONSUMERS ENERGY COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                            (Continued from Preceding Page)


                                                            For the Year Ended December 31, 1996
                                               Fund D             Fund E            Fund F              Fund G
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                      $ 19,934,467       $  9,757,131      $  5,564,128        $  1,587,528
                                           -------------      -------------     -------------       -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                          -          3,467,787         1,991,215             488,779
  Employers' contributions
    (Note 1)                                          -                  -                 -                   -
  Reallocation of Members'
    contributions (Note 1)                            -          7,188,580         5,103,638             250,708
  Interfund transfers                         2,887,018            455,419           267,389              85,279
                                           -------------      -------------     -------------       -------------
                                              2,887,018         11,111,786         7,362,242             824,766
                                           -------------      -------------     -------------       -------------
  Investment income                                   -                  -             9,720               2,278
  Interest income                             1,464,552                  -                 -                   -
  Income from short-term
    investments                                       -             10,239             6,760             122,886
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                          -          1,358,737                 -                   4
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                           -            636,810         1,013,605             (40,778)
                                           -------------      -------------     -------------       -------------
                                              1,464,552          2,005,786         1,030,085              84,390
                                           -------------      -------------     -------------       -------------
  Distribution to Members                             -           (782,210)         (390,108)           (145,582)
                                           -------------      -------------     -------------       -------------
  Net change during period                    4,351,570         12,335,362         8,002,219             763,574
                                           -------------      -------------     -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                            $ 24,286,037       $ 22,092,493      $ 13,566,347        $  2,351,102
                                           =============      =============     =============       =============
  Number of units                                               14,714,595        10,414,022           2,152,827
                                                              =============     =============       =============
  Value per unit                                                   $1.5014           $1.3027             $1.0921
                                                              =============     =============       =============


                           The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                             (Continued on Following Page)


                                                            For the Year Ended December 31, 1995
                                               Total             Fund A             Fund B              Fund C
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                      $278,895,087       $87,616,045       $ 64,543,489        $110,588,248
                                           -------------      -------------     -------------       -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                 34,525,422        12,475,089         15,387,333           3,265,244
  Employers' contributions
    (Note 1)                                 17,499,632                 -                 -           17,499,632
  Reallocation of Members'
    contributions (Note 1)                            -        (2,847,126)        (1,826,916)         (7,155,652)
  Interfund transfers                                 -        (1,583,281)           (68,487)         (1,151,219)
                                           -------------      -------------     -------------       -------------
                                             52,025,054         8,044,682         13,491,930          12,458,005
                                           -------------      -------------     -------------       -------------
  Investment income                          12,147,348         5,681,022          2,109,719           4,338,195
  Interest income                             1,132,930                 -                  -                   -
  Income from short-term
    investments                                 630,798           443,781            115,202              54,142
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                  7,572,294                 -          7,150,555              18,576
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                  52,276,848           159,946         16,181,758          34,627,256
                                           -------------      -------------     -------------       -------------
                                             73,760,218         6,284,749         25,557,234          39,038,169
                                           -------------      -------------     -------------       -------------
  Distribution to Members                   (11,689,601)       (4,127,950)        (2,970,595)         (4,376,502)
                                           -------------      -------------     -------------       -------------
  Net change during period                  114,095,671        10,201,481         36,078,569          47,119,672
                                           -------------      -------------     -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                            $392,990,758       $97,817,526       $100,622,058        $157,707,920
                                           =============      =============     =============       =============
  Number of units                                               8,826,534          5,941,832          26,373,553
                                                              =============     =============       =============
  Value per unit                                                 $11.0822           $16.9345             $5.7191
                                                              =============     =============       =============


                           The accompanying notes are an integral part of these statements.


                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                            (Continued from Preceding Page)


                                                            For the Year Ended December 31, 1995
                                               Fund D            Fund E             Fund F              Fund G
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                      $16,147,305        $         -       $          -        $          -
                                           -------------      -------------     -------------       -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                   189,603          1,841,146          1,266,831             100,176
  Employers' contributions
    (Note 1)                                         -                  -                  -                   -
  Reallocation of Members'
    contributions (Note 1)                           -          6,618,912          3,807,805           1,402,977
  Interfund transfers                        2,464,629            161,329            160,438              16,591
                                           -------------      -------------     -------------       -------------
                                             2,654,232          8,621,387          5,235,074           1,519,744
                                           -------------      -------------     -------------       -------------
  Investment income                                  -                  -              1,668              16,744
  Interest income                            1,132,930                  -                  -                   -
  Income from short-term
    investments                                      -              9,154              7,780                 739
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                         -            403,163                  -                   -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                          -            856,566            400,992              50,330
                                           -------------      -------------     -------------       -------------
                                             1,132,930          1,268,883            410,440              67,813
                                           -------------      -------------     -------------       -------------
  Distribution to Members                            -           (133,139)           (81,386)                (29)
                                           -------------      -------------     -------------       -------------
  Net change during period                   3,787,162          9,757,131          5,564,128           1,587,528
                                           -------------      -------------     -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                            $19,934,467        $ 9,757,131       $  5,564,128        $  1,587,528
                                           =============      =============     =============       =============
  Number of units                                               7,556,543          4,854,040           1,515,197
                                                              =============     =============       =============
  Value per unit                                                  $1.2912            $1.1463             $1.0477
                                                              =============     =============       =============


                           The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY



                                                          For the Year Ended December 31, 1994
                                           Total          Fund A         Fund B          Fund C         Fund D
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                  $239,822,886    $76,631,260    $50,130,198    $ 99,954,547    $13,106,881
                                       -------------   ------------   ------------   -------------   ------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                             28,918,320     11,448,099     14,037,853       3,432,368              -
  Employers' contributions
    (Note 1)                             16,911,526              -              -      16,911,526              -
  Reallocation of Members'
    contributions (Note 1)                        -     (1,591,750)     2,846,568      (1,254,818)             -
  Interfund transfers                             -       (474,195)      (372,307)     (1,380,929)     2,227,431
                                       -------------   ------------   ------------   -------------   ------------
                                         45,829,846      9,382,154     16,512,114      17,708,147      2,227,431
                                       -------------   ------------   ------------   -------------   ------------
  Investment income                       9,183,935      4,291,096      1,651,539       3,241,300              -
  Interest income                           812,993              -              -               -        812,993
  Income from short-term
    investments                           2,272,927      2,180,754         63,482          28,691              -
  Gain (loss) on securities
    sold or distributed
    (Note 2)                             (1,735,518)    (1,018,793)      (707,902)         (8,823)             -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             (10,625,375)    (1,210,690)    (1,454,395)     (7,960,290)             -
                                       -------------   ------------   ------------   -------------   ------------
                                            (91,038)     4,242,367       (447,276)     (4,699,122)       812,993
                                       -------------   ------------   ------------   -------------   ------------
  Distribution to Members                (6,666,607)    (2,639,736)    (1,651,547)     (2,375,324)             -
                                       -------------   ------------   ------------   -------------   ------------
  Net change during period               39,072,201     10,984,785     14,413,291      10,633,701      3,040,424
                                       -------------   ------------   ------------   -------------   ------------
MEMBERS' EQUITY -
  END OF PERIOD                        $278,895,087    $87,616,045    $64,543,489    $110,588,248    $16,147,305
                                       =============   ============   ============   =============   ============
  Number of units                                        8,451,925      5,262,058      24,682,320
                                                       ============   ============   =============
  Value per unit                                          $10.3665       $12.2662         $4.2232
                                                       ============   ============   =============


                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                           STATEMENTS OF FINANCIAL POSITION
                                             (Continued on Following Page)

                                                                      December 31, 1996
                                               Total              Fund A             Fund B             Fund C
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                             $ 91,044,886       $ 91,044,886       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $106,350,560
      in 1996 and $80,208,320
      in 1995)                              129,079,125                  -        129,079,125                  -
    Common stock of CMS Energy
      (cost $107,248,940 in
      1996 and $100,690,825
      in 1995)                              175,902,631                  -                  -        175,902,631
    Loans to Members (at cost
      which approximates
      market)                                24,218,458                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $20,066,900
      in 1996 and $8,353,163 in
      1995)                                  21,559,997                  -                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $11,350,503 in 1996
      and $4,426,633 in 1995)                12,767,104                  -                  -                  -
    Class G Common Stock of CMS
      Energy (cost $2,298,662
      in 1996 and $1,446,458
      in 1995)                                2,308,212                  -                  -                  -
    Short-term investments (at
      cost which approximates
      market)                                12,171,604         10,652,397            684,724            486,759
                                           -------------      -------------      -------------      -------------
    Total Investments                       469,052,017        101,697,283        129,763,849        176,389,390
                                           -------------      -------------      -------------      -------------
  Other Assets -
    Current receivables from
      Employers                               6,582,570                 -                   -          6,582,570
    Current receivables from
      Members                                 2,912,458          1,431,367            769,906           (231,310)
    Interest and dividends
      receivable                                482,063             48,367            296,977              2,575
                                           -------------      -------------      -------------      -------------
    Total Other Assets                        9,977,091          1,479,734          1,066,883          6,353,835
                                           -------------      -------------      -------------      -------------
      Total Assets                          479,029,108        103,177,017        130,830,732        182,743,225
                                           -------------      -------------      -------------      -------------

  Accrued interfund transfers, net                    -            (15,364)            43,390            (45,871)
                                           -------------      -------------      -------------      -------------



MEMBERS' EQUITY                            $479,029,108       $103,161,653       $130,874,122       $182,697,354
                                           =============      =============      =============      =============

                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                           STATEMENTS OF FINANCIAL POSITION
                                            (Continued from Preceding Page)

                                                                      December 31, 1996
                                              Fund D              Fund E             Fund F             Fund G
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                             $          -       $          -       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $106,350,559
      in 1996 and $80,208,320
      in 1995)                                        -                  -                  -                  -
    Common stock of CMS Energy
      (cost $107,248,940 in
      1996 and $100,690,825
      in 1995)                                        -                  -                  -                  -
    Loans to Members (at cost
      which approximates
      market)                                24,218,458                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $20,066,900
      in 1996 and $8,353,163 in
      1995)                                           -         21,559,997                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $11,350,503 in 1996
      and $4,426,633 in 1995)                         -                  -         12,767,104                  -
    Class G Common Stock of CMS
      Energy (cost $2,298,662
      in 1996 and $1,446,458
      in 1995)                                        -                  -                  -          2,308,212
    Short-term investments (at
      cost which approximates
      market)                                         -             32,071            300,131             15,522
                                           -------------      -------------      -------------      -------------
    Total Investments                        24,218,458         21,592,068         13,067,235          2,323,734
                                           -------------      -------------      -------------      -------------
  Other Assets -
    Current receivables from
      Employers                                       -                  -                  -                  -
    Current receivables from
      Members                                         -            454,214            467,187             21,094
    Interest and dividends
      receivable                                132,505              1,002                493                144
                                           -------------      -------------      -------------      -------------
    Total Other Assets                          132,505            455,216            467,680             21,238
                                           -------------      -------------      -------------      -------------
      Total Assets                           24,350,963         22,047,284         13,534,915          2,344,972
                                           -------------      -------------      -------------      -------------

  Accrued interfund transfers, net              (64,926)            45,209             31,432              6,130
                                           -------------      -------------      -------------      -------------



MEMBERS' EQUITY                            $ 24,286,037       $ 22,092,493       $ 13,566,347       $  2,351,102
                                           =============      =============      =============      =============

                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                           STATEMENTS OF FINANCIAL POSITION
                                             (Continued on Following Page)


                                                                      December 31, 1995
                                               Total              Fund A             Fund B             Fund C
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                             $ 91,039,865       $91,039,865        $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $80,208,320
      in 1995)                               98,930,128                 -          98,930,128                  -
    Common stock of CMS Energy
      (cost $100,690,825 in
      1995)                                 151,155,132                 -                   -        151,155,132
    Loans to Members (at cost
      which approximates
      market)                                19,890,760                 -                   -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $8,353,163
      in 1995)                                9,209,756                 -                   -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $4,426,633 in 1995)               4,829,629                 -                   -                  -
    Class G Common Stock of CMS
      Energy (cost $1,446,458
      in 1995)                                1,496,788                 -                   -                  -
    Short-term investments (at
      cost which approximates
      market)                                 7,432,526         6,582,026             313,049            110,085
                                           -------------      -------------      -------------      -------------
    Total Investments                       383,984,584        97,621,891          99,243,177        151,265,217
                                           -------------      -------------      -------------      -------------
  Other Assets -
    Current receivables from
      Employers                               7,505,091                 -                   -          7,505,091
    Current receivables from
      Members                                 3,094,557         1,090,548           1,429,891           (350,560)
    Interest and dividends
      receivable                                398,370            38,138             251,374              2,623
                                           -------------      -------------      -------------      -------------
    Total Other Assets                       10,998,018         1,128,686           1,681,265          7,157,154
                                           -------------      -------------      -------------      -------------
      Total Assets                          394,982,602        98,750,577         100,924,442        158,422,371
                                           -------------      -------------      -------------      -------------
LIABILITIES:
  Accrued interfund transfers, net                    -            (5,899)             75,163            (67,236)
  Other                                      (1,991,844)         (927,152)           (377,547)          (647,215)
                                           -------------      -------------      -------------      -------------
      Total Liabilities                      (1,991,844)         (933,051)           (302,384)          (714,451)
                                           -------------      -------------      -------------      -------------
MEMBERS' EQUITY                            $392,990,758       $97,817,526        $100,622,058       $157,707,920
                                           =============      =============      =============      =============


                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                               CONSUMERS ENERGY COMPANY

                                           STATEMENTS OF FINANCIAL POSITION
                                            (Continued from Preceding Page)


                                                                      December 31, 1995
                                              Fund D              Fund E             Fund F             Fund G
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                             $          -       $          -       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $80,208,320
      in 1995)                                        -                  -                  -                  -
    Common stock of CMS Energy
      (cost $100,690,825 in
      1995)                                           -                  -                  -                  -
    Loans to Members (at cost
      which approximates
      market)                                19,890,760                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $8,353,163
      in 1995)                                        -          9,209,756                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $4,426,633 in 1995)                       -                  -          4,829,629                  -
    Class G Common Stock of CMS
      Energy (cost $1,446,458
      in 1995)                                        -                  -                  -          1,496,788
    Short-term investments (at
      cost which approximates
      market)                                         -             45,902            380,695                769
                                           -------------      -------------      -------------      -------------
    Total Investments                        19,890,760          9,255,658          5,210,324          1,497,557
                                           -------------      -------------      -------------      -------------
  Other Assets -
    Current receivables from
      Employers                                       -                  -                  -                  -
    Current receivables from
      Members                                         -            494,320            347,365             82,993
    Interest and dividends
      receivable                                104,878                803                441                113
                                           -------------      -------------      -------------      -------------
    Total Other Assets                          104,878            495,123            347,806             83,106
                                           -------------      -------------      -------------      -------------
      Total Assets                           19,995,638          9,750,781          5,558,130          1,580,663
                                           -------------      -------------      -------------      -------------
LIABILITIES:
  Accrued interfund transfers, net              (61,171)            33,664             18,614              6,865
  Other                                               -            (27,314)           (12,616)                 -
                                           -------------      -------------      -------------      -------------
      Total Liabilities                         (61,171)             6,350              5,998              6,865
                                           -------------      -------------      -------------      -------------
MEMBERS' EQUITY                            $ 19,934,467       $  9,757,131       $  5,564,128       $  1,587,528
                                           =============      =============      =============      =============


                           The accompanying notes are an integral part of these statements.
/TABLE

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                       NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan of Consumers Energy Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers Energy Company, its wholly owned subsidiaries, CMS NOMECO Oil & Gas Co., and other CMS Energy companies). Mr. T. A. McNish, Vice-President, Secretary and Assistant Treasurer of Consumers Energy Company, is the Plan Administrator. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with NBD Bank (the "Trustee").

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee.

Contributions

Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as feasible. A Member may discontinue contributions as of any pay date upon notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $66,000, the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on (1) earnings and (2) comparison of the Company's gas and electric rates with those of other major investor-owned utilities. The overall goal will be based 70% on earnings and 30% on energy rates.

The Incentive Contribution will be based on the Member's net Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows: 10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service. Member contributions are fully vested at all times.

Member Loans

Members may borrow from the Plan up to 50% of their account balance, not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant's loan fund (Fund D). Loan terms range from one to five years* and are secured by the balance in the Participant's account.** Repayments of principal and interest are made primarily through payroll deduction.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.




 *(Up to ten years for purchase of a principal residence.)

**A new loan rate is determined by subtracting one full percentage point from the current major New York bank prime rate. The rate on new loans taken during 1996 was 7.25 percent.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

Fund Investments

    Fund A - The investments in this fund consist of guaranteed investment contracts with the Allstate Life Insurance Company, Chicago, Illinois; New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; and Prudential Asset Management Company, Chicago, Illinois; and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

    Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

    Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

    Fund D - The investments in this fund consist of the promissory notes of Plan Members.

    Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

    Fund F - The investments in this fund may consist of international common stock selected by the Investment Manager, Smith Barney Capital Management, New York, New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

    Fund G - The investments in this fund may consist of Class G common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund shall not exceed 10% of the outstanding Class G voting shares of CMS Energy Corporation.

Reallocations

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund C, Fund E, Fund F or Fund G on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive Contributions credited to their accounts. Such amounts forfeited totalled $253,000 in 1996 and are treated as a reduction of the Employers' contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuations

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, C, E, F and G are stated at current market value. Market value for most Fund B, C, E, F and G common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)



(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

held in Funds A, B, C, E, F and G are stated at cost which approximates market.

Gains and Losses

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in members' equity for the years ended December 31, 1996, 1995 and 1994 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Guaranteed Investment Contracts

The Plan has entered into several fully benefit-responsive investment contracts with various insurance companies. All of these contracts are held in Fund A and are credited with interest and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (cost plus accrued interest less withdrawals) which approximates fair value. The contracts earn interest at fixed rates ranging from 5.65% to 8.05% and mature between September 1997 and November 2001. The average aggregate yield for these contracts was 7.11% and 7.03% in 1996 and 1995, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated November 20, 1996. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") of 1954 as amended by the "Employee Retirement Income Security Act of 1974" ("ERISA") and is exempt from taxation under
Section 501(a) of the Code.   Under existing Federal income tax laws, (a)
the Company is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN (Continued)

the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income unless distributed as an "eligible rollover distribution."

(4)  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of members' equity and distributions paid to members per the financial statements to members' equity and distributions paid to members per the Form 5500 for the Plan year 1996:

                   Total        Fund A       Fund B       Fund C       Fund D      Fund E      Fund F     Fund G
               ------------  ------------ ------------ ------------ ----------- ----------- ----------- ----------
Members'
 Equity per
 Financial
 Statements    $479,029,108  $103,161,653 $130,874,122 $182,697,354 $24,286,037 $22,092,493 $13,566,347 $2,351,102

Benefits
 Payable
 to Members    $  1,025,239  $    215,428 $    380,161 $    386,482           - $    22,144 $    20,213 $      811
               ------------  ------------ ------------ ------------ ----------- ----------- ----------- ----------
Members'
 Equity
 per Form
 5500          $478,003,869  $102,946,225 $130,493,961 $182,310,872 $24,286,037 $22,070,349 $13,546,134 $2,350,291
               ============  ============ ============ ============ =========== =========== =========== ==========

Distributions
 paid to
 members per
 financial
 statements    $ 23,304,501  $  7,499,954 $  6,225,168 $  8,261,479 $         - $   782,210 $   390,108 $  145,582

Benefits
 payable
 to members       1,025,239       215,428      380,161      386,482           -      22,144      20,213        811
               ------------  ------------ ------------ ------------ ----------- ----------- ----------- ----------
Distributions
 paid per
 Form 5500     $ 24,329,740  $  7,715,328 $  6,605,329 $  8,647,961 $         - $   804,354 $   410,321 $  146,393
               ============  ============ ============ ============ =========== =========== =========== ==========


(5)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Energy Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

(6)  GENDER

Any masculine terminology used herein shall also include the feminine.

                                                                SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996


                                                                Current
Identity of Issuer and Title of Issue             Cost           Value

GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  Allstate Life Insurance Company
    (5.72%, matures 09/30/97)                  $ 9,524,403   $ 9,524,403
  Allstate Life Insurance Company
    (6.71%, matures 07/28/2000)                  4,389,319     4,389,319
  Allstate Life Insurance Company
    (7.22%, matures 06/14/99)                    5,971,880     5,971,880
  Allstate Life Insurance Company
    (7.33%, matures 06/21/99)                    5,980,545     5,980,545
  Allstate Life Insurance Company
    (7.65%, matures 03/27/2000)                  5,695,643     5,695,643
  New York Life Insurance Company
    (7.45%, matures 03/31/2000)                  5,672,488     5,672,488
  New York Life Insurance Company
    (7.73%, matures 05/11/99)                   18,263,503    18,263,503
  Principal Mutual Life Insurance
    Company (5.65%, matures 10/01/97)            6,331,877     6,331,877
  Principal Mutual Life Insurance
    Company (6.55%, matures 06/01/2000)          4,422,752     4,422,752
  The Prudential Asset Management Company
    (6.50%, matures 11/30/2001)                 12,895,175    12,895,175
  The Prudential Asset Management Company
    (8.05%, matures 10/02/2000)                 11,897,301    11,897,301
                                               -----------   -----------
  Total Guaranteed Investment Contracts        $91,044,886   $91,044,886
                                               -----------   -----------

COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

ABBOTT LABORATORIES CORP                       $ 1,950,488   $ 2,507,050
ADOBE SYSTEM INC                                   228,411       209,300
ALBERTSONS INC                                     571,674       726,750
AMERICAN EXPRESS CO                                707,162     1,327,750
AMERICAN INTL GROUP INC                            323,587       357,225
AMGEN INC                                          615,931       598,125
ANADARKO PETROLEUM CORP                            437,416       783,475
ANALOG DEVICES INC                                 415,584       508,125
ANHEUSER BUSCH COS INC                             238,285       272,000
AT&T CORPORATION                                 3,867,105     4,107,613
ATLANTIC RICHFIELD COMPANY                       1,624,937     1,735,750
AVERY DENNISON CORP                                450,605       580,150
BAKER HUGHES INC                                   122,577       213,900
BANC ONE CORPORATION                               397,396       417,100
BANKAMERICA CORPORATION                            489,699       897,750

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996
                                (Continued)


                                                                Current
Identity of Issuer and Title of Issue             Cost           Value

BECTON DICKINSON & COMPANY                    $    606,888  $    624,600
BELLSOUTH CORPORATION                              694,450       769,500
BOEING COMPANY                                     986,530     1,288,650
BRISTOL MYERS SQUIBB CO                          1,732,638     2,626,900
BRITISH STEEL PLC                                  242,510       266,750
CANADIAN PACIFIC LTD                               779,470       797,650
CHASE MANHATTAN CORP                               898,668     1,680,250
CHEVRON CORP                                     1,143,504     1,280,500
CHRYSLER CORPORATION                             1,282,888     1,428,900
CIGNA CORP                                       2,044,855     2,705,175
COLUMBIA/HCA HEALTHCARE                            621,334       766,100
COMPAQ COMPUTER CORP                               623,071       981,750
COMPUTER ASSOC INTL INC                            802,611       641,775
CONAGRA INC                                        711,721       840,775
CONSOLIDATED NATURAL GAS CO                        547,141       613,275
COOPER INDUSTRIES INC                              126,864       134,800
CSX CORPORATION                                    999,796       891,475
DANA CORPORATION                                   455,599       531,788
DAYTON HUDSON CORPORATION                          568,819       718,275
DEAN WITTER DISCOVER                             1,226,359     1,649,625
DELL COMPUTER CORPORATION                          283,999       308,125
DOVER CORPORATION                                  717,481       888,800
DRESSER INDUSTRIES INC                             118,080       124,000
DU PONT, E I DE NEMOURS & CO                     2,862,094     2,936,700
DURIRON CO INC                                     253,388       257,688
EASTMAN KODAK COMPANY                              810,400     1,227,825
ENTERGY CORPORATION                              1,803,614     1,834,300
FEDERATED DEPARTMENT STORES                        522,455       573,300
FIRST BANK SYSTEM INC                              610,948       805,350
FLEET FINANCIAL GROUP INC                          482,276       658,350
FORD MOTOR COMPANY                               1,135,127     1,012,650
FRUIT OF THE LOOM INC                              234,475       340,875
GENERAL ELECTRIC COMPANY                         1,309,726     3,133,878
GENERAL INSTRUMENT CORP                            200,532       176,175
GENERAL MOTORS CORPORATION                       1,340,409     1,471,800
GENERAL RE CORPORATION                           2,739,111     2,965,700
GILLETTE COMPANY                                 1,056,991     1,135,150
GLAXO WELLCOME                                     315,159       295,275
GTE CORP                                         2,425,524     3,003,825
HEALTHSOUTH CORP                                   640,328       645,038
HERCULES INC                                       854,645       916,900
HFS INC                                          1,054,400     1,009,775
HILTON HOTELS CORPORATION                          862,593       779,625
HOME DEPOT INC                                   1,823,203     2,070,163
HONEYWELL INC                                      427,133       479,975
IMATION CORPORATION                                298,179       267,188

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996
                                (Continued)


                                                                Current
Identity of Issuer and Title of Issue             Cost           Value

IMPERIAL OIL LTD                              $    501,205  $    700,300
INFORMIX CORP                                      268,683       236,350
INGERSOLL-RAND COMPANY                             517,129       507,300
INTEL CORPORATION                                1,624,309     2,972,270
INTL BUSINESS MACHINES CORP                      1,674,903     2,121,000
ITT CORPORATION                                    990,276       750,388
ITT HARTFORD GROUP INC                           1,529,212     1,674,000
JOHNSON & JOHNSON                                1,419,977     2,751,175
KERR MC GEE CORPORATION                            798,107       914,400
KIMBERLY CLARK CORPORATION                       1,736,916     1,905,000
KOMAG INC                                          322,275       292,950
LIZ CLAIBORNE INC                                  247,065       301,275
LOCKHEED MARTIN CORPORATION                        627,977     1,193,435
LOWE'S COMPANIES INC                               642,082       716,063
LUCENT TECHNOLOGY INC                            1,503,091     1,313,038
MALLINCKRODT GROUP INC                             281,443       330,938
MARSH & MCLENNAN COMPANIES                       2,269,203     2,641,600
MC DONNELL DOUGLAS CORP                            267,684       334,688
MENTOR GRAPHICS CORP                               287,621       153,075
MERCK & COMPANY INC                                893,536     1,831,375
MINNESOTA MINING & MFG                             766,891     1,012,600
MONSANTO COMPANY                                   864,907     1,146,813
MORTON INTERNATIONAL INC                           503,234       757,950
NATIONSBANK CORPORATION                          1,087,259     1,290,300
NEWPORT NEWS SHIPBUILDING                           32,483        37,200
NIKE INC CLASS B                                   438,515       504,000
NORFOLK SOUTHERN CORP                              676,388       677,600
OGDEN CORPORATION                                  119,972        90,972
PANENERGY CORPORATION                              507,178     1,233,000
PARAMETRIC TECHNOLOGY CORP                         280,825       272,288
PERKIN ELMER CORPORATION                           608,761       653,513
PFIZER INC                                         388,378       406,700
PHARMACIA & UPJOHN INC                             379,446       356,625
PHILIP MORRIS COMPANIES INC                      1,384,446     2,621,600
PHILLIPS PETROLEUM COMPANY                       2,065,702     2,646,150
PITNEY BOWES INC                                 1,130,947     1,220,925
PPG INDUSTRIES INC                                 793,868       858,713
PRICE/COSTCO INCORPORATED                          769,170     1,110,525
RAYCHEM CORPORATION                                673,116       793,238
REVLON INC, CLASS A                                186,138       164,313
SARA LEE CORP                                      478,330       662,075
SCHERING PLOUGH CORPORATION                        277,637       530,950
SMITHKLINE BEECHAM                                 976,811       992,800
SOUTHERN COMPANY                                   200,700       203,625
SPRINT CORPORATION                                 149,504       219,313
STAPLES INC                                        831,149       742,348

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                         CONSUMERS ENERGY COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996
                                (Continued)


                                                                Current
Identity of Issuer and Title of Issue             Cost           Value

TENNECO INC                                   $    453,014  $    559,550
TEXACO INC                                       1,451,445     1,717,188
TEXAS UTILITIES COMPANY                          1,452,758     1,462,925
TEXTRON INCORPORATED                               837,518       857,675
TOYS R US                                        1,326,127     1,368,275
TRINITY INDUSTRIES INC                             501,012       551,250
UNICOM CORPORATION                                 816,201       792,050
UNILEVER N V NETHERLANDS NY                      1,796,241     1,822,600
UNITED TECHNOLOGIES CORP                         2,240,631     2,769,250
UNOCAL CORPORATION                               1,606,861     1,898,950
UST INC                                            977,123     1,120,175
WAL MART STORES INC                              1,913,632     1,874,600
WALT DISNEY COMPANY                                373,314       362,700
WHITMAN CORP                                       269,246       402,600
XEROX CORPORATION                                  642,145       873,575
                                              ------------  ------------
  TOTAL COMMON STOCK OF CORPORATIONS OTHER
    THAN CMS ENERGY CORPORATION (Fund B)      $106,350,560  $129,079,125
                                              ------------  ------------
*COMMON STOCK OF CMS ENERGY CORPORATION
    (Fund C)                                  $107,248,940  $175,902,631
                                              ------------  ------------
LOANS TO MEMBERS (Fund D) (Loans mature
    during periods ranging from 0-10
    years and at interest rates from
    5.25% to 8.50%                            $ 24,218,458  $ 24,218,458
                                              ------------  ------------
NICHOLAS-APPLEGATE CORE GROWTH
  INSTITUTIONAL PORTFOLIO (Fund E)            $ 20,066,900  $ 21,559,997
                                              ------------  ------------
SMITH BARNEY INTERNATIONAL EQUITY
  COLLECTIVE TRUST (Fund F)                   $ 11,350,503  $ 12,767,104
                                              ------------  ------------
*CLASS G COMMON STOCK OF CMS ENERGY
  CORPORATION (Fund G)                        $  2,298,662  $  2,308,212
                                              ------------  ------------
*SHORT-TERM INVESTMENTS
  NBD MASTER TRUST MONEY MARKET FUND          $ 11,895,742  $ 11,895,742
    (Funds A, B, C, E, F and G)
                                              ------------  ------------
SMITH BARNEY CASH & EQUIVALENTS (Fund F)      $    275,862  $    275,862
                                              ------------  ------------
Total Investments                             $374,750,512  $469,052,017
                                              ============  ============

*Represents Party-in-Interest

                                                                                                            SCHEDULE II



                            EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY

                                    ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                             Current Value
   Identity of Party                                                                          of Asset on
          and             Number of                 Purchase       Selling        Cost of     Transaction    Net Gain
  Description of Asset  Transactions   Shares         Price         Price          Asset          Date        (Loss)
----------------------  ------------ -----------  ------------  ------------   ------------  -------------   --------

*NBD Bank, N.A.

Master Trust Money
  Market Fund
  - Purchases                527     105,203,636  $105,203,636       N/A       $105,203,636   $105,203,636       N/A
  - Sales                    256      96,541,525       N/A       $96,541,525     96,541,525     96,541,525   $     -








*Represents Party-in-Interest


                                                                 EXHIBIT A
                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 28, 1997 included in the Employees' Savings & Incentive Plan of Consumers Energy Company's Annual Report on Form 11-K for the year ended December 31, 1996, into CMS Energy Corporation's previously filed Registration Statement File No. 33-29681.







                                                 ARTHUR ANDERSEN LLP





Detroit, Michigan,
May 28, 1997

                                 SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY







        By                        Thomas A McNish
                        --------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  May 28, 1997.